Exhibit 99.1

Schedule A

Tasso Capital, LLC (a Delaware corporation) and Dana Carrera (a US citizen), as Manager of Tasso Capital, LLC, each of whom have an address identical to Tasso Partners, LLC, certify the following:

1.	Each person or entity is individually eligible to use this Schedule 13G on which the information is filed;
2.	Each person on whose behalf this Schedule 13G is being filed is responsible for the timely filing of such statements and any amendments thereto as to the completeness and accuracy of the information concerning such persons contained therein; and
3.	The Schedule 13D identifies Tasso Capital, LLC and Dana Carrera, each as members of the group and they each elect to make one filing in lieu of individual filings.

Dated: February 14, 2023

Tasso Capital, LLC

By:/s/ Dana Carrera

Dana Carrera, Manager

/s/ Dana Carrera

Dana Carrera, Individually